UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
PRESIDENTIAL REALTY CORPORATION
(Name of the Issuer)
PRESIDENTIAL REALTY CORPORATION
(Names of Persons Filing Statement)
Class A and Class B Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

741004105 for Class A
741004204 for Class B
(CUSIP Numbers of Class of Securities)
Mr. Jeffrey F. Joseph
President and Chief Executive Officer
Presidential Realty Corporation
180 South Broadway
White Plains, New York 10605
Telephone: (914) 948-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$7,656,030	$546.00

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 546.00	Form of Registration No.: Schedule 14A
Filing Party: Presidential Realty Corporation	Date Filed: August 26, 2010

Item 1. SUMMARY TERM SHEET
Reg. M-A Item 1001
•	If the plan of liquidation (Exhibit A of the Preliminary Proxy Statement (Exhibit (a)(3) of this statement)) is approved at the annual meeting to be held on October 26, 2010 (the “Annual Meeting”), Presidential Realty Corporation (the “Company,” “Presidential,” “we,” “us,” or “our”) may determine to sell our remaining assets in a single transaction or a series of related transactions or may sell those assets in multiple unrelated transactions.

•	After using the sale proceeds to discharge all known outstanding liabilities and set aside appropriate reserves, including for any potential litigation relating to the proposed sale of assets (the “Plan of Liquidation Proposal”), as described in the Proxy Statement, we will distribute all the remaining cash to our stockholders and dissolve Presidential. We have estimated that the distribution to stockholders in the liquidation described in the Proxy Statement will be a minimum of $2.25 per share.
The information set forth in the Proxy Statement under the caption “Summary—The Plan of Liquidation Proposal” is incorporated herein by reference.
Item 2. SUBJECT COMPANY INFORMATION
Reg. M-A Item 1002
(a) Name and Address.
The principal executive office of Presidential is 180 South Broadway, White Plains, New York 10605. Our telephone number is (914) 948-1300.
(b) Securities.
The information set forth in the Proxy Statement under the caption “Questions and Answers—How many shares of Class A and Class B common stock are outstanding?” is incorporated herein by reference.
(c) Trading Market and Price.
The information set forth in item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities,” of our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) is incorporated herein by reference.
(d) Dividends.
The information set forth in item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities,” of the 2009 Form 10-K is incorporated herein by reference.
(e) Prior Public Offerings.
None.

(f) Prior Stock Purchases.
In the past two years, Presidential purchased 31,032 shares of its Class A common stock and 540,767 shares of its Class B common stock. Details of these purchases are as follows:

Number of
	Shares Purchased		Range of Price Paid		Average Purchase Price*
	Class A	Class B	Class A	Class B	Class A	Class B
2009
First quarter	—	—	—	—	—	—
Second quarter	—	—	—	—	—	—
Third quarter	—	—	—	—	—	—
Fourth quarter	—	—	—	—	—	—
2008
First quarter	—	—	—	—	—	—
Second quarter	13,032	230,872	$5.375 - $5.500	$5.725 - $5.750	$5.491	$5.750
Third quarter	18,000	207,000	$5.500	$5.500 - $5.900	$5.500	$5.513
Fourth quarter	—	102,895	—	$2.275	—	$2.275

*	Weighted average price, rounded to three decimal places.
Item 3. IDENTITY AND BACKGROUND OF FILING PERSONS
Reg. M-A Item 1003
(a) Name and Address.
The filing person is the subject company. The information set forth in the Proxy Statement under the captions “Proposals 2 and 3—Election of Directors” and “Executive Officers” is incorporated herein by reference.
     (b) Business and Background of Entities.
Pdl Partnership is a New York general partnership whose sole business is to hold the Class A common stock of Presidential. It has not been convicted in a criminal proceeding or any judicial or administrative proceedings that resulted in a judgment enjoining it from future violations of federal or state securities laws or a finding of any violation of securities laws during the past five years.
(c) Business and Background of Natural Persons.
The information set forth in the Proxy Statement under the captions “Proposals 2 and 3—Election of Directors” and “Executive Officers” is incorporated herein by reference. None of these natural persons was convicted in a criminal proceeding or any judicial or administrative proceedings that resulted in a judgment enjoining him or her from future violations of federal or state securities laws or a finding of any violation of securities laws during the past five years.
Item 4. TERMS OF THE TRANSACTION
Reg. M-A Item 1004
(a) Material Terms.
The information set forth in the Proxy Statement under the captions “Summary—The Plan of Liquidation Proposal” and “Material Federal Income Tax Consequences” is incorporated herein by reference.

(c) Different Terms.
None.
(d) Appraisal Rights.
The information set forth in the Proxy Statement under the captions “Summary—The Plan of Liquidation Proposal—Appraisal Rights” and “Proposal 1—Plan of Liquidation Proposal—Unavailability of Appraisal or Dissenters’ Rights” is incorporated herein by reference.
(e) Provisions for Unaffiliated Security Holders.
None.
(f) Eligibility for Listing or Trading.
Not applicable.
Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Reg. M-A Item 1005
(a) Transactions.
The information set forth in the Proxy Statement under the caption “Certain Transactions” is incorporated herein by reference.
(b) Significant Corporate Events.
Not applicable.
(c) Negotiations or Contacts.
The information set forth in the Proxy Statement under the captions “Proposal 1—Plan of Liquidation Proposal—Certain Transactions and Possible Effects of the Approval of the Plan of Liquidation Upon Directors and Officers” and “Remuneration of Executive Officers—Employment Agreements” is incorporated herein by reference.
(e) Agreements Involving the Subject Company’s Securities.
The information set forth in the Proxy Statement under the caption “Security Ownership of Management and Certain Beneficial Holders” is incorporated herein by reference.
Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Reg. M-A Item 1006
(b) Use of Securities Acquired.
The information set forth in the Proxy Statement under the captions “Summary—The Plan of Liquidation Proposal” and “Proposal 1—Plan of Liquidation Proposal—Cancellation of Shares of Common Stock” is incorporated herein by reference.
(c) Plans.

The information set forth in the Proxy Statement under the captions “Summary—The Plan of Liquidation Proposal” and “Proposal 1—Plan of Liquidation Proposal—What the Plan of Liquidation Proposal Contemplates,” “—Background,” “—Expected Distributions,” “—Dissolution,” “—Transferability of Shares; NYSE Amex Listing,” “—Cancellation of Shares of Common Stock” and “—Liquidating Trust” is incorporated herein by reference.
Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
Reg. M-A Item 1013
(a) Purposes.
The information set forth in the Proxy Statement under the captions “Summary—The Plan of Liquidation Proposal” and “Proposal 1—Plan of Liquidation Proposal—Background” and “—Reasons for the Liquidation” is incorporated herein by reference.
(b) Alternatives.
The information set forth in the Proxy Statement under the captions “Summary—The Plan of Liquidation Proposal” and “Proposal 1—Plan of Liquidation Proposal—Background” is incorporated herein by reference.
(c) Reasons.
The information set forth in the Proxy Statement under the captions “Summary—The Plan of Liquidation Proposal” and “Proposal 1—Plan of Liquidation Proposal—Reasons for the Liquidation” is incorporated herein by reference.
(d) Effects.
The information set forth in the Proxy Statement under the captions “Summary—The Plan of Liquidation Proposal,” “Proposal 1—Plan of Liquidation Proposal—Expected Distributions,” “—Dissolution,” “—Transferability of Shares; NYSE Amex Listing,” “—Cancellation of Shares of Common Stock” and “—Liquidating Trust,” and “Material Federal Income Tax Consequences” is incorporated herein by reference.
Item 8. FAIRNESS OF THE TRANSACTION
Reg. M-A Item 1014
(a) Fairness.
The information set forth in the Proxy Statement under the captions “Proposal 1—Plan of Liquidation Proposal—Recommendation of the Special Committee of the Presidential Board” and “—Recommendation of the Presidential Board” is incorporated herein by reference.
(b) Factors Considered in Determining Fairness.
The information set forth in the Proxy Statement under the captions “Proposal 1—Plan of Liquidation Proposal—Recommendation of the Special Committee of the Presidential Board,” “—Recommendation of the Presidential Board,” “—Reasons for the Liquidation,” “—Background” and “—Expected Distributions” is incorporated herein by reference.
(c) Approval of Security Holders.
The information set forth in the Proxy Statement under the caption “Summary—The Plan of Liquidation Proposal —Vote Required for Approval of the Plan of Liquidation Proposal” is incorporated herein by reference.
(d) Unaffiliated Representative.

The information set forth in the Proxy Statement under the captions “Proposal 1—Plan of Liquidation Proposal—Recommendation of the Special Committee of the Presidential Board” and “—Background” is incorporated herein by reference.
(e) Approval of Directors.
The information set forth in the Proxy Statement under the caption “Proposal 1—Plan of Liquidation Proposal—Recommendation of the Special Committee of the Presidential Board” is incorporated herein by reference.
(f) Other Offers.
None.
Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
Reg. M-A Item 1015
(a) Report, Opinion or Appraisal.
None.
(b) Preparer and Summary of the Report, Opinion or Appraisal.
Not applicable.
(c) Availability of Documents.
Not applicable.
Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
Reg. M-A Item 1007
(a) Source of Funds.
The information set forth in the Proxy Statement under the captions “Summary—The Plan of Liquidation Proposal” and “Proposal 1—Plan of Liquidation Proposal—What the Plan of Liquidation Proposal Contemplates” and “—Expected Distributions” is incorporated herein by reference.
(b) Conditions.
None.
(c) Expenses.
The information set forth in the Proxy Statement under the captions “Summary—The Plan of Liquidation Proposal” and “Proposal 1—Plan of Liquidation Proposal—Expected Distributions—Estimated Liabilities, Fees and Expenses” and “—Sources of Funds and Expenses of the Proxy Solicitation” is incorporated herein by reference.
(d) Borrowed Funds.
None.

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Reg. M-A Item 1008
(a) Securities Ownership.
The information set forth in the Proxy Statement under the caption “Security Ownership of Management and Certain Beneficial Holders” is incorporated herein by reference.
(b) Securities Transactions.
None.
Item 12. THE SOLICITATION OR RECOMMENDATION
Reg. M-A Item 1012
(d) Intent to Tender or Vote in a Going Private Transaction.
All the executive officers and directors of the Company and Pdl Partnership, intend to vote for the Plan of Liquidation Proposal Proposal. The information set forth in the Proxy Statement under the captions “Proposal 1—Plan of Liquidation Proposal—Recommendation of the Special Committee of the Presidential Board,” “—Recommendation of the Presidential Board,” “—Reasons for the Liquidation” and “—Background” is incorporated herein by reference.
(e) Recommendations of Others.
The information set forth in the Proxy Statement under the captions “Proposal 1—Plan of Liquidation Proposal—Recommendation of the Special Committee of the Presidential Board,” “—Recommendation of the Presidential Board,” “—Reasons for the Liquidation” and “—Background” is incorporated herein by reference.
Item 13. FINANCIAL STATEMENTS
Reg. M-A Item 1010
(a) Financial Information.
The financial statements contained in the 2009 Form 10-K and our Forms 10-Q for the quarterly periods ended March 31 and June 30, 2010 (the “2010 Forms 10-Q”) filed with the Securities and Exchange Commission (“SEC”) are incorporated herein by reference.
(b) Pro forma Information.
Not applicable.
Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Reg. M-A Item 1009
(a) Solicitations or Recommendations.
The information set forth in the Proxy Statement under the captions “Proposal 1—Plan of Liquidation Proposal—Source of Funds and Expenses of the Proxy Solicitation” and “Other Matters—Person Soliciting” is incorporated herein by reference.

(b) Employees and Corporate Assets.
The information set forth in the Proxy Statement under the captions “Proposal 1—Plan of Liquidation Proposal—Source of Funds and Expenses of the Proxy Solicitation” and “Other Matters—Person Soliciting” is incorporated herein by reference.
Item 15. ADDITIONAL INFORMATION
Reg. M-A Item 1011
(b) Other Material Information.
The information contained in the Proxy Statement, including all exhibits, documents included by reference and the proxy cards attached thereto, is incorporated herein by reference.
Item 16. EXHIBITS
Reg. M-A Item 1016
(a)(3)	Preliminary Proxy Statement (the “Proxy Statement”), including all exhibits and the proxy cards attached thereto, filed by the Corporation with the SEC on August 26, 2010.

(b)	None.

(c)	None.

(d)	Not applicable.

(f)	Not applicable.

(g)	None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: August 26, 2010	PRESIDENTIAL REALTY CORPORATION
	By:	/s/ Jeffrey F. Joseph
Jeffrey F. Joseph
President